                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                          PRIMESOURCE HEALTHCARE, INC.
                           (F/K/A LUXTEC CORPORATION)
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   74159T 10 0
                                 (CUSIP Number)

                               JONATHAN K. SPROLE
                      GENERAL ELECTRIC CAPITAL CORPORATION
                               260 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 357-4000
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 29, 2001
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.


                        (Continued on following pages)

CUSIP No.: 74159T 10 0                13D                   Page 2 of 5 Pages


----- --------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON               GE Capital Equity Investments, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON                        06-1268495
----- --------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)|_|
      GROUP                                                        (b)|X|
----- --------------------------------------------------------------------------

3.
----- --------------------------------------------------------------------------

4.    SOURCE OF FUNDS                                               WC
----- --------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL                                |_|
      PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
----- --------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                       Delaware
----- --------------------------------------------------------------------------
    NUMBER OF SHARES      7.       SOLE VOTING POWER             11,388,164
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON    8.       SHARED VOTING POWER           N/A
          WITH
                          9.       SOLE DISPOSITIVE POWER        11,388,164

                          10.      SHARED DISPOSITIVE POWER      N/A
----- --------------------------------------------------------------------------
11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 11,388,164
----- --------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                   | |
      (11) EXCLUDES CERTAIN SHARES
----- --------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         59.11%
----- --------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                   CO
----- --------------------------------------------------------------------------

CUSIP No.: 74159T 10 0                13D                   Page 3 of 5 Pages


----- --------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON              General Electric Capital Corporation
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON                       13-1500700
----- --------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)|_|
      GROUP                                                        (b)|X|
----- --------------------------------------------------------------------------

3.
----- --------------------------------------------------------------------------

4.    SOURCE OF FUNDS                                               WC
----- --------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL                                |_|
      PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
----- --------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                       New York
----- --------------------------------------------------------------------------
    NUMBER OF SHARES      7.       SOLE VOTING POWER             11,388,164
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON    8.       SHARED VOTING POWER           N/A
          WITH
                          9.       SOLE DISPOSITIVE POWER        11,388,164

                          10.      SHARED DISPOSITIVE POWER      N/A
----- --------------------------------------------------------------------------
11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 11,388,164
----- --------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                   | |
      (11) EXCLUDES CERTAIN SHARES
----- --------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          59.11%
----- --------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                   CO
----- --------------------------------------------------------------------------

CUSIP No.: 74159T 10 0                13D                   Page 4 of 5 Pages



----- --------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON           General Electric Capital Services, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON                    06-195035
----- --------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)|_|
      GROUP                                                        (b)|X|
----- --------------------------------------------------------------------------

3.
----- --------------------------------------------------------------------------

4.    SOURCE OF FUNDS                                               N/A
----- --------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL                                |_|
      PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
----- --------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                       Delaware
----- --------------------------------------------------------------------------
    NUMBER OF SHARES      7.       SOLE VOTING POWER             DISCLAIMED
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON    8.       SHARED VOTING POWER           DISCLAIMED
          WITH
                          9.       SOLE DISPOSITIVE POWER        DISCLAIMED

                          10.      SHARED DISPOSITIVE POWER      DISCLAIMED
----- --------------------------------------------------------------------------
11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED
----- --------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                   |_|
      (11) EXCLUDES CERTAIN SHARES
----- --------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         N/A
----- --------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                   CO
----- --------------------------------------------------------------------------

CUSIP No.: 74159T 10 0                13D                   Page 5 of 5 Pages


----- --------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON                  General Electric Company
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON                           14-0689340
----- --------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)|_|
      GROUP                                                        (b)|X|
----- --------------------------------------------------------------------------

3.
----- --------------------------------------------------------------------------

4.    SOURCE OF FUNDS                                               N/A
----- --------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL                                |_|
      PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
----- --------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                       New York
----- --------------------------------------------------------------------------
    NUMBER OF SHARES      7.       SOLE VOTING POWER             DISCLAIMED
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON    8.       SHARED VOTING POWER           DISCLAIMED
          WITH
                          9.       SOLE DISPOSITIVE POWER        DISCLAIMED

                          10.      SHARED DISPOSITIVE POWER      DISCLAIMED
----- --------------------------------------------------------------------------
11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED
----- --------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                   |_|
      (11) EXCLUDES CERTAIN SHARES
----- --------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         N/A
----- --------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                   CO
----- --------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER.

         This Amendment No. 1 to Schedule 13D amends a statement on Schedule 13D relating to Series C Convertible Preferred Stock, Series D Exchangeable Preferred Stock and certain Warrants and Options convertible into, exchangeable for or exercisable for, as the case may be, the Common Stock, $0.01 par value per share (the "Common Stock"), of PrimeSource Healthcare, Inc. (f/k/a Luxtec Corporation), a Massachusetts corporation (the "Issuer"), filed with the Securities and Exchange Commission on March 12, 2001. This Amendment No. 1 to Schedule 13D reports the acquisition of certain Units, comprised of (i) shares of Series E Convertible Preferred Stock (the "Series E Preferred Stock") convertible into shares of Common Stock and (ii) a Warrant exercisable for the purchase of shares of Common Stock, pursuant to a Unit Purchase Agreement described further in Item 3 below. The principal executive offices of the Issuer are located at 3700 East Columbia Street, Suite 100, Tucson, Arizona 85714. The Series E Convertible Preferred Stock is convertible, subject to certain limitations, into shares of Common Stock on a ten-for-one basis. The Warrant is exercisable, in whole or in part and subject to certain limitations, for the purchase of up to 1,000,000 shares of Common Stock.

ITEM 2.    IDENTITY AND BACKGROUND.

         This statement is filed by GE Capital Equity Investments, Inc. ("GECEI"), for and on behalf of itself, General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE"). GECEI is a wholly-owned subsidiary of GE Capital; GE Capital is a subsidiary of GECS; and GECS is a wholly-owned subsidiary of GE. GECEI, GE Capital, GECS and GE are referred to herein collectively as the "Reporting Persons." An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 6.

         GECEI is a Delaware corporation with its principal executive offices located at 120 Long Ridge Road, Stamford, Connecticut 06927. The principal business activities of GECEI are the making, managing and disposing of investments in private and public companies. GE Capital is a New York corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GE Capital, together with its affiliates, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries. GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GECS is a holding company which owns all the common stock of GE Capital and other subsidiaries. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

         The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GECEI, GE Capital, GECS and GE are set forth on Schedules A, B, C and D attached hereto, respectively.

         Except as set forth on Schedule E hereto, during the last five years none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 28, 2001, the Issuer, GECEI and others entered into a Unit Purchase Agreement providing for the purchase by GECEI of Units comprised of 200,000 shares of the Issuer's Series E Convertible Preferred Stock and a Warrant exercisable for the purchase of shares of the Issuer's Common Stock. The purchase price paid for the Units was $2,000,000 and was funded from working capital.

         Each share of the Issuer's Series E Convertible Preferred Stock is convertible, subject to certain limitations, into ten shares of the Issuer's Common Stock. The Warrant is exercisable, in whole or in part and subject to certain limitations, for the purchase of up to 1,000,000 shares of the Issuer's Common Stock.

ITEM 4.    PURPOSE OF THE TRANSACTION.

         GECEI acquired and intends to hold the Series E Convertible Preferred Stock and the Warrant as an investment in the ordinary course of business. GECEI intends to review its investment on a regular basis and as a result thereof may at any time or from time to time, acquire additional securities of the Issuer or dispose of all or a portion of any securities of the Issuer in the open market or otherwise. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations.

         Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

         Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.

         The information contained in Item 3 of this Amendment No. 1 to Schedule 13D is incorporated herein by reference.

         (a)-(b) The Reporting Persons have beneficial ownership of, and sole voting and dispositive power with respect to 11,388,164 shares of Common Stock. This number of shares would represent approximately 59.11% of the Issuer's Common Stock, based on the actual number of shares of the Issuer's Common Stock outstanding and assuming conversion or exercise, as applicable, of the Reporting Persons' securities into shares of the Issuer's Common Stock. If the Reporting Persons' ownership interest is determined on a fully-diluted basis, assuming conversion of all convertible securities and exercise of all warrants and options of the Issuer currently outstanding (using estimates of the total amount of underlying shares of the Issuer's Common Stock represented by all outstanding shares of Series D Exchangeable Preferred Stock and warrants, including the Bridge Warrant (as defined below), with respect to which the actual number of shares of the Issuer's Common Stock is currently undetermined), the Reporting Persons' ownership percentage would be approximately 36.91%.

         This figure reflects the number of underlying shares of the Issuer's Common Stock represented by (i) 208,371.24 shares of Series C Convertible Preferred Stock (convertible into 5,748,358 shares of Common Stock, and which reflects an increase resulting from the issuance of the Series E Convertible Preferred Stock, which issuance caused a reduction in the conversion price of the Series C Convertible Preferred Stock by operation of the anti-dilution provisions contained in the Certificate of Vote of Directors Establishing the Class of Series C Convertible Preferred Stock), (ii) 3,721 Options that are exercisable currently or within 60 days of the date hereof, (iii) 200,000 shares of Series E Convertible Preferred Stock (convertible into 2,000,000 shares of Common Stock) and (iv) a Warrant exercisable for the purchase of up to 1,000,000 shares of the Issuer's Common Stock, issued in connection with the Reporting Persons' purchase of the Issuer's Series E Convertible Preferred Stock. The Series C Convertible Preferred Stock has voting rights and is convertible into shares of Common Stock on a twenty five-for-one basis. The Series E Convertible Preferred Stock has voting rights and is convertible into shares of Common Stock on a ten-for-one basis. The Warrant has no voting rights and is exercisable for the purchase of up to 1,000,000 shares of Common Stock. The beneficial ownership figure represented above also includes current estimates of the number of underlying shares of the Issuer's Common Stock represented by (i) 5,953.464 shares of Series D Exchangeable Preferred Stock and a Warrant issued contemporaneously with the Series D Exchangeable Preferred Stock (the "Bridge Warrant"). The Series D Exchangeable Preferred Stock has voting rights on a two hundred-for-one basis and is exchangeable into a currently undetermined number of shares of future preferred stock which may be convertible, subject to certain limitations and adjustments, into shares of Common Stock. The number of shares of the Issuer's Common Stock issuable pursuant to the Bridge Warrant is currently undetermined and varies depending on the date that the Issuer consummates a qualified equity financing.

         Each of GECS and GE disclaims beneficial ownership of all of the above-referenced securities.

         Except as disclosed in this Item 5, none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock of the Issuer.

         (c) Except for entering into the agreement described in Item 3 above, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, none of the persons named in Schedule A-D hereto, has effected any transaction in Common Stock in the last sixty days.

         (d) Except as set forth in this Item 5, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, none of the persons named in Schedule A-D hereto, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported hereunder.

         (e) Date of Cessation of Five Percent Beneficial Ownership: Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to (i) a Registration Rights Agreement among the Issuer, GECEI and others, (ii) a Co-Sale Agreement among the Issuer, GECEI and others and (iii) the Issuer's Articles of Organization, GECEI has, under certain circumstances, various rights related to: (a) registration of the Common Stock issuable upon conversion or exchange of the Issuer's Series C Convertible Preferred Stock, the Issuer's Series D Exchangeable Preferred Stock and the Bridge Warrant, pursuant to certain shelf, demand and piggyback registration rights granted to GECEI and (b) certain rights of consent and notification in connection with certain sales of securities, acquisitions, asset sales, grants of licenses and other corporate events of the Issuer or any of its significant subsidiaries.

         Pursuant to the Certificates of Vote of Directors Establishing the Issuer's Series C Convertible Preferred Stock and the Issuer's Series E Convertible Preferred Stock, so long as GECEI and the permitted transferees of GECEI holds any of the Series C Convertible Preferred Stock or the Series E Convertible Preferred Shares, such holder may appoint a non-voting representative to attend meetings of the Board of Directors of the Issuer as an observer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.



-------------- -----------------------------------------------------------------------------------------
   Exhibit
     No.                                        DESCRIPTION OF EXHIBIT
-------------- -----------------------------------------------------------------------------------------
     1.        Unit Purchase Agreement, dated as of June 28, 2001, by and among the Issuer and the purchasers listed on Schedule 1 thereto, incorporated herein by reference to the
               Issuer's Form 8-K, filed with the Securities and Exchange Commission on July 11, 2001.
-------------- -----------------------------------------------------------------------------------------
     2.        Certificate of Vote of Directors Establishing the Issuer's Series E Convertible Preferred
               Stock, dated as of June 27, 2001, incorporated herein by reference to the Issuer's
               Form 8-K, filed with the Securities and Exchange Commission on July 11, 2001.
-------------- -----------------------------------------------------------------------------------------
     3.        Warrant, dated June 28, 2001, issued to GECEI by the Issuer.
-------------- -----------------------------------------------------------------------------------------
     4.        Registration Rights Agreement, dated as of March 2, 2001, by and among the Issuer (f/k/a
               Luxtec Corporation), GECEI, certain other shareholders of the Issuer, a subsidiary of the
               Issuer and certain Lenders to the Issuer, incorporated herein by reference to the
               Schedule 13D to which this Amendment No. 1 relates, filed by the Reporting Persons on
               March 12, 2001.
-------------- -----------------------------------------------------------------------------------------
     5.        Co-Sale Agreement, dated as of March 2, 2001, by and among the Issuer (f/k/a Luxtec
               Corporation), GECEI and certain other shareholders of the Issuer, incorporated herein by reference to the Schedule 13D to which this Amendment No. 1 relates, filed by the
               Reporting Persons on March 12, 2001.
-------------- -----------------------------------------------------------------------------------------
     6.        Joint Filing Agreement by and among GECEI, GE Capital, GECS and GE, dated July 9, 2001.
-------------- -----------------------------------------------------------------------------------------
     7.        Power of Attorney appointing Jonathan K. Sprole as agent and attorney-in-fact for
               General Electric Capital Services, Inc., incorporated herein by reference to the Schedule
               13D to which this Amendment No. 1 relates, filed by the Reporting Persons on
               March 12, 2001.
-------------- -----------------------------------------------------------------------------------------
     8.        Power of  Attorney  appointing  Jonathan  K.  Sprole as agent and  attorney-in-fact  for
               General Electric Company,  incorporated herein by reference to the Schedule 13D to which this Amendment No. 1 relates, filed by the Reporting Persons on March 12, 2001.
-------------- -----------------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 2001
                                  GE CAPITAL EQUITY INVESTMENTS, INC.


                                  By:  /S/ JONATHAN K. SPROLE
                                     -----------------------------------------
                                  Name:  Jonathan K. Sprole
                                  Title: Managing Director, General Counsel
                                  and Secretary


                                  GENERAL ELECTRIC CAPITAL CORPORATION


                                  By:  /S/ JONATHAN K. SPROLE
                                     -----------------------------------------
                                  Name:  Jonathan K. Sprole
                                  Title: Department Operations Manager


                                  GENERAL ELECTRIC CAPITAL SERVICES, INC.


                                  By:  /S/ JONATHAN K. SPROLE
                                     -----------------------------------------
                                  Name:  Jonathan K. Sprole
                                  Title: Attorney-in-Fact


                                  GENERAL ELECTRIC COMPANY


                                  By:  /S/ JONATHAN K. SPROLE
                                     -----------------------------------------
                                  Name:  Jonathan K. Sprole
                                  Title: Attorney-in-Fact

                           SCHEDULE A TO SCHEDULE 13D
                  Filed by GE Capital Equity Investments, Inc.

                       GE CAPITAL EQUITY INVESTMENTS, INC.
                             DIRECTORS AND OFFICERS


NAME                                 PRESENT BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION

DIRECTORS

Joseph E. Parsons                    GE Capital Equity                President, Chairman of the Board
                                     Investments, Inc.
                                     120 Long Ridge Road
                                     Stamford, CT 06927

OFFICERS

Joseph E. Parsons                    GE Capital Equity                President, Chairman of the Board
                                     Investments, Inc.
                                     120 Long Ridge Road
                                     Stamford, CT 06927

Jonathan K. Sprole                   GE Capital Equity                Managing Director, General
                                     Investments, Inc.                Counsel & Secretary
                                     120 Long Ridge Road
                                     Stamford, CT 06927

Dan Janki                            GE Capital Equity                Chief Financial Officer
                                     Investments, Inc.
                                     120 Long Ridge Road
                                     Stamford, CT 06927

Mario Mastrantoni                    GE Capital Equity                Vice President - Controller
                                     Investments, Inc.
                                     120 Long Ridge Road
                                     Stamford, CT 06927

Barbara J. Gould                     GE Capital Equity                Managing Director, Associate
                                     Investments, Inc.                General Counsel and Assistant
                                     120 Long Ridge Road              Secretary
                                     Stamford, CT 06927

Peter J. Muniz                       GE Capital Equity                Senior Vice President, Associate
                                     Investments, Inc.                General Counsel and Assistant
                                     120 Long Ridge Road              Secretary
                                     Stamford, CT 06927

Bryant Cohen                         GE Capital Equity                Vice President - Taxes
                                     Investments, Inc.
                                     120 Long Ridge Road
                                     Stamford, CT 06927

Each person listed above is a citizen of the United States of America.

                           SCHEDULE B TO SCHEDULE 13D
                  Filed by General Electric Capital Corporation

                      GENERAL ELECTRIC CAPITAL CORPORATION

NAME                                 PRESENT BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION

BOARD OF DIRECTORS


Nancy E. Barton                      General Electric Capital         Senior Vice President,
                                     Corporation                      General Counsel and Secretary
                                     260 Long Ridge Road
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

Ferdinando Beccalli                  General Electric Capital         Executive Vice President
                                     Corporation
                                     260 Long Ridge Road
                                     Stamford, CT  06927

                                     Citizenship:  Italy

James R. Bunt                        General Electric Company         Vice President and Treasurer
                                     3135 Easton Turnpike
                                     Fairfield, CT  06431

                                     Citizenship:  U.S.A.

David L. Calhoun                     GE Aircraft Engines              Chief Executive Officer
                                     1 Neumann Way
                                     Cincinnati, OH  45215

                                     Citizenship:  U.S.A.

Dennis D. Dammerman                  General Electric Company         Vice Chairman and Executive
                                     3135 Easton Turnpike             Officer
                                     Fairfield, CT  06431

                                     Citizenship:  U.S.A.

Scott C. Donnelly                    General Electric CR&D            Senior Vice President
                                     One Research Circle
                                     Niskayuna, NY  12309

                                     Citizenship:  U.S.A.

Michael D. Fraizer                   GE Financial Assurance           President and Chief Executive
                                     6604 W. Broad Street             Officer
                                     Richmond, VA  23230

                                     Citizenship:  U.S.A.

NAME                                 PRESENT BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION

Benjamin W. Heineman, Jr.            General Electric Company         Senior Vice President,
                                     3135 Easton Turnpike             General Counsel and Secretary
                                     Fairfield, CT  06431

                                     Citizenship:  U.S.A.

Jeffrey R. Immelt                    General Electric Company         President and Chairman-Elect
                                     3135 Easton Turnpike
                                     Fairfield, CT  06431

                                     Citizenship:  U.S.A.

John H. Myers                        GE Investment Corporation        Chairman and President
                                     3003 Summer Street
                                     Stamford, CT  06904

                                     Citizenship:  U.S.A.

Denis J. Nayden                      General Electric Capital         Chairman and Chief Executive
                                     Corporation                      Officer
                                     260 Long Ridge Road
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

Michael A. Neal                      General Electric Capital         President and Chief Operating
                                     Corporation                      Officer
                                     260 Long Ridge Road
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

James A. Parke                       General Electric Capital         Vice Chairman and Chief Financial
                                     Corporation                      Officer
                                     260 Long Ridge Road
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

NAME                                 PRESENT BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION

Ronald R. Pressman                   Employers Reinsurance            Chairman, President and Chief
                                     Corporation                      Executive Officer
                                     5200 Metcalf
                                     Overland Park, KS  66204

                                     Citizenship:  U.S.A.

Gary M. Reiner                       General Electric Company         Senior Vice President and Chief
                                     3135 Easton Turnpike             Information Officer
                                     Fairfield, CT  06431

                                     Citizenship:  U.S.A.

John M. Samuels                      General Electric Company         Vice President and Senior
                                     3135 Easton Turnpike             Counsel, Corporate Taxes
                                     Fairfield, CT  06431

                                     Citizenship:  U.S.A.

Keith S. Sherin                      General Electric Company         Senior Vice President, Finance
                                     3135 Easton Turnpike             and Chief Financial Officer
                                     Fairfield, CT  06431

                                     Citizenship:  U.S.A.

Edward D. Stewart                    General Electric Capital         Executive Vice President
                                     Corporation
                                     1600 Summer Street
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

John F. Welch, Jr.                   General Electric Company         Chairman and Chief Executive
                                     3135 Easton Turnpike             Officer
                                     Fairfield, CT  06431

                                     Citizenship:  U.S.A.

Robert C. Wright                     National Broadcasting            President and Chief Executive
                                     Company, Inc.                    Officer
                                     30 Rockefeller Plaza,
                                     52nd Floor
                                     New York, NY  10012

                                     Citizenship:  U.S.A.

NAME                                 PRESENT BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION

EXECUTIVE OFFICERS

Denis J. Nayden                      General Electric Capital         Chairman and Chief Executive
                                     Corporation                      Officer
                                     260 Long Ridge Road
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

Michael A. Neal                      General Electric Capital         President and Chief Operating
                                     Corporation                      Officer
                                     260 Long Ridge Road
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

James A. Parke                       General Electric Capital         Vice Chairman and Chief
                                     Corporation                      Financial Officer
                                     260 Long Ridge Road
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

Ferdinando Beccalli                  General Electric Capital         Executive Vice President
                                     Corporation
                                     260 Long Ridge Road
                                     Stamford, CT  06927

                                     Citizenship:  Italy

Edward D. Stewart                    General Electric Capital         Executive Vice President
                                     Corporation
                                     1600 Summer Street
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

Nancy E. Barton                      General Electric Capital         Senior Vice President, General
                                     Corporation                      Counsel and Secretary
                                     260 Long Ridge Road
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

NAME                                 PRESENT BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION

James A. Colica                      General Electric Capital         Senior Vice President, Global
                                     Corporation                      Risk Management
                                     260 Long Ridge Road
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

Richard D'Avino                      General Electric Capital         Senior Vice President, Taxes
                                     Corporation
                                     777 Long Ridge Road
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

Robert L. Lewis                      General Electric Capital         Senior Vice President,
                                     Corporation                      Structured Finance Group
                                     120 Long Ridge Road
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

David R. Nissen                      General Electric Capital         Senior Vice President,
                                     Corporation                      Global Consumer Finance
                                     1600 Summer Street
                                     Stamford, CT 06927

                                     Citizenship:  U.S.A.

Marc J. Saperstein                   General Electric Capital         Senior Vice President, Human
                                     Corporation                      Resources
                                     260 Long Ridge Road
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

Jeffrey S. Werner                    General Electric Capital         Senior Vice President, Corporate
                                     Corporation                      Treasury and Global Funding
                                     201 High Ridge Road              Operation
                                     Stamford, CT 06927

                                     Citizenship:  U.S.A.

Joan C. Amble                        General Electric Capital         Vice President and Controller
                                     Corporation
                                     260 Long Ridge Road
                                     Stamford, CT 06927

                                     Citizenship:  U.S.A.


                           SCHEDULE C TO SCHEDULE 13D
                Filed by General Electric Capital Services, Inc.

NAME                                 PRESENT BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION

DIRECTORS

Nancy E. Barton                      General Electric Capital         Senior Vice President, General
                                     Corporation                      Counsel and Secretary
                                     260 Long Ridge Road
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

Ferdinando Beccalli                  General Electric Capital         Executive Vice President
                                     Corporation
                                     260 Long Ridge Road
                                     Stamford, CT  06927

                                     Citizenship:  Italy

James R. Bunt                        General Electric Company         Vice President and Treasurer
                                     3135 Easton Turnpike
                                     Fairfield, CT  06431

                                     Citizenship:  U.S.A.

David L. Calhoun                     GE Aircraft Engines              Chief Executive Officer
                                     1 Neumann Way
                                     Cincinnati, OH 45215

                                     Citizenship:  U.S.A.

Dennis D. Dammerman                  General Electric Company         Vice Chairman and Executive
                                     3135 Easton Turnpike             Officer
                                     Fairfield, CT 06431

                                     Citizenship:  U.S.A.

Scott C. Donnelly                    General Electric CR&D            Senior Vice President
                                     One Research Circle
                                     Niskayuna, NY  12309

                                     Citizenship:  U.S.A.

Michael D. Frazier                   GE Financial Assurance           President and Chief Executive
                                     6604 W. Broad Street             Officer
                                     Richmond, VA 23230

                                     Citizenship:  U.S.A.


NAME                                 PRESENT BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION

Benjamin W. Heineman, Jr.            General Electric Company         Senior Vice President, General
                                     3135 Easton Turnpike             Counsel and Secretary
                                     Fairfield, CT  06431

                                     Citizenship:  U.S.A.

Jeffrey R. Immelt                    General Electric Company        President and Chairman-Elect
                                     3135 Easton Turnpike
                                     Fairfield, CT 06431

                                     Citizenship:  U.S.A.

John H. Myers                        GE Investment Corporation        Chairman and President
                                     3003 Summer Street
                                     Stamford, CT  06904

                                     Citizenship:  U.S.A.

Denis J. Nayden                      General Electric Capital         Chairman and Chief Executive
                                     Corporation                      Officer
                                     260 Long Ridge Road
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

Michael A. Neal                      General Electric Capital         President and Chief Operating
                                     Corporation                      Officer
                                     260 Long Ridge Road
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

James A. Parke                       General Electric Capital         Vice Chairman and Chief Financial
                                     Corporation                      Officer
                                     260 Long Ridge Road
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

Ronald R. Pressman                   Employers Reinsurance            Chairman, President and Chief
                                     Corporation                      Executive Officer
                                     5200 Metcalf
                                     Overland Park, KS 66204

                                     Citizenship:  U.S.A.

Gary M. Reiner                       General Electric Company         Senior Vice President and Chief
                                     3135 Easton Turnpike             Information Officer
                                     Fairfield, CT  06431

                                     Citizenship:  U.S.A.

NAME                                 PRESENT BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION

John M. Samuels                      General Electric Company         Vice President and Senior
                                     3135 Easton Turnpike             Counsel, Corporate Taxes
                                     Fairfield, CT  06431

                                     Citizenship:  U.S.A.

Keith S. Sherin                      General Electric Company         Senior Vice President, Finance
                                     3135 Easton Turnpike             and Chief Financial Officer
                                     Fairfield, CT  06431

                                     Citizenship:  U.S.A.

Edward D. Stewart                    General Electric Capital         Executive Vice President
                                     Corporation
                                     1600 Summer Street
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

John F. Welch, Jr.                   General Electric Company         Chairman and Chief Executive
                                     3135 Easton Turnpike             Officer
                                     Fairfield, CT 06431

                                     Citizenship:  U.S.A.

Robert C. Wright                     National Broadcasting            President and Chief Executive
                                     Company, Inc.                    Officer
                                     30 Rockefeller Plaza,
                                     52nd Floor
                                     New York, NY 10112

                                     Citizenship:  U.S.A.

EXECUTIVE OFFICERS

Dennis D. Dammerman                  General Electric Company         Vice Chairman and Executive
Chairman of the Board and            3135 Easton Turnpike             Officer, General Electric
Chief Executive Officer              Fairfield, CT 06431              Company

                                     Citizenship:  U.S.A.

NAME                                 PRESENT BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION

Denis J. Nayden                      General Electric Capital         Chairman and Chief Executive
President                            Corporation                      Officer, General Electric Capital
                                     260 Long Ridge Road              Corporation
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

James A. Parke                       General Electric Capital         Vice Chairman and Chief
Executive Vice President             Corporation                      Financial Officer, General Electric
and Chief Financial                  260 Long Ridge Road              Capital Corporation
Officer                              Stamford, CT  06927

                                     Citizenship:  U.S.A.

Ferdinando Beccalli                  General Electric Capital         Executive Vice President,
Executive Vice President             260 Long Ridge Road              General Electric Capital
                                     Stamford, CT  06927              Corporation

                                     Citizenship:  Italy

Michael D. Frazier                   GE Financial Assurance           President and Chief Executive
Executive Vice President             6604 W. Broad Street             Officer, General Electric
                                     Richmond, VA  23230              Financial Assurance

                                     Citizenship:  U.S.A

Michael A. Neal                      General Electric Capital         President and Chief Operating
Executive Vice President             Corporation                      Officer, General Electric Capital
                                     260 Long Ridge Road              Corporation
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

Ronald R. Pressman                   Employers Reinsurance            Chairman, President and Chief
Executive Vice President             Corporation                      Executive Officer, Employers
                                     5200 Metcalf                     Reinsurance Corporation
                                     Overland Park, KS  66204

                                     Citizenship:  U.S.A.

Edward D. Stewart                    General Electric Capital         Executive Vice President,
Executive Vice President             Corporation                      General Electric Capital
                                     1600 Summer Street               Corporation
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

NAME                                 PRESENT BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION

Nancy E. Barton                      General Electric Capital         Senior Vice President, General
Senior Vice President,               Corporation                      Counsel and Secretary, General
General Counsel and                  260 Long Ridge Road              Electric Capital Corporation
Secretary                            Stamford, CT  06927

                                     Citizenship:  U.S.A.

James A. Colica                      General Electric Capital         Senior Vice President, Global
Senior Vice President                Corporation                      Risk Management, General
                                     260 Long Ridge Road              Electric Capital Corporation
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

Richard D'Avino                      General Electric Capital         Senior Vice President, Taxes,
Senior Vice President,               Corporation                      General Electric Capital
Taxes                                777 Long Ridge Road              Corporation
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

Marc J. Saperstein                   General Electric Capital         Senior Vice President, Human
Senior Vice President                Corporation                      Resources, General Electric Capital
                                     260 Long Ridge Road              Corporation
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

Jeffrey S. Werner                    General Electric Capital         Senior Vice President, Corporate
Senior Vice President                Corporation                      Treasury and Global Funding
                                     201 High Ridge Road              Operation, General Electric Capital
                                     Stamford, CT 06927               Corporation

                                     Citizenship:  U.S.A.

Joan C. Amble                        General Electric Capital         Vice President and Controller
Vice President                       Corporation
and Controller                       260 Long Ridge Road
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A

Barbara E. Daniele                   General Electric Capital         Vice President and Senior Litigation
Vice President and                   Corporation                      Counsel, General Electric Capital
Senior Litigation Counsel            260 Long Ridge Road              Corporation
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.

Steven F. Kluger                     General Electric Capital         Vice President, Capital Markets
Vice President                       Corporation                      Services, General Electric Capital
                                     3001 Summer Street               Corporation
                                     Stamford, CT  06927

                                     Citizenship:  U.S.A.



                           SCHEDULE D TO SCHEDULE 13D
                        Filed by General Electric Company

NAME                                 PRESENT BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION

DIRECTORS

J. I. Cash, Jr.                      Harvard Business School          Professor of Business
                                     Morgan Hall                      Administration-Graduate
                                     Soldiers Field Road              School of Business
                                     Boston, MA  02163                Administration, Harvard
                                                                      University

S. S. Cathcart                       222 Wisconsin Avenue             Retired Chairman,
                                     Suite 103                        Illinois Tool Works
                                     Lake Forest, IL  60045

D. D. Dammerman                      General Electric Company         Vice Chairman of the Board
                                     3135 Easton Turnpike             and Executive Officer,
                                     Fairfield, CT  06431             General Electric Company;
                                                                      Chairman, General Electric
                                                                      Capital Services, Inc.

P. Fresco                            Fiat SpA                         Chairman of the Board,
                                     via Nizza 250                    Fiat SpA
                                     10126 Torino, Italy


A. M. Fudge                          4 Lowlyn Road                    None.
                                     Westport, CT  06880


C. X. Gonzalez                       Kimberly-Clark de Mexico,        Chairman of the Board and Chief
                                     S.A. de C.V.                     Executive Officer,
                                     Jose Luis Lagrange 103,          Kimberly-Clark de Mexico, S.A.
                                     Tercero Piso                     de C.V.
                                     Colonia Los Morales
                                     Mexico, D.F. 11510, Mexico

NAME                                 PRESENT BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION

J. R. Immelt                         General Electric Company         President
                                     3135 Easton Turnpike             General Electric Company
                                     Fairfield, CT  06431

A. Jung                              Avon Products, Inc.              President and Chief Executive
                                     1345 Avenue of the Americas      Officer, Avon Products, Inc.
                                     New York, NY  10105

K. G. Langone                        Invemed Associates, Inc.         Chairman, President and
                                     375 Park Avenue                  Chief Executive Officer, Invemed
                                     New York, NY  10152              Associates, Inc.

R. B. Lazarus                        Ogilvy & Mather Worldwide        Chairman and Chief Executive
                                     309 West 49th Street             Officer
                                     New York, New York
                                     10019-7316

Scott G. McNealy                     Sun Microsystems, Inc.           Chairman, President and Chief
                                     901 San Antonio Road             Executive Officer,
                                     Palo Alto, CA  94303-4900        Sun Microsystems, Inc.

G. G. Michelson                      Federated Department Stores      Former Member of the Board of
                                     151 West 34th Street             Directors, Federated Department
                                     New York, NY 10001               Stores

S. Nunn                              King & Spalding                  Partner, King & Spalding
                                     191 Peachtree Street, N.E.
                                     Atlanta, GA  30303

R. S. Penske                         Penske Corporation               Chairman of the Board and
                                     13400 Outer Drive, West          President, Penske Corporation
                                     Detroit, MI  48239-4001

F. H. T. Rhodes                      Cornell University               President Emeritus, Cornell
                                     3104 Snee Building               University
                                     Ithaca, NY 14853

NAME                                 PRESENT BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION

G. L. Rogers                         General Electric Company         Vice Chairman of the Board and
                                     3135 Easton Turnpike             Executive Officer, General
                                     Fairfield, CT  06431             Electric Company

A. C. Sigler                         Champion International           Retired Chairman of the Board
                                     Corporation                      and CEO and former Director,
                                     1 Champion Plaza                 Champion International
                                     Stamford, CT 06921               Corporation

D. A. Warner III                     J. P. Morgan, Chase & Co.,       Chairman of the Board of
                                     the Chase Manhattan Bank and     J. P. Morgan, Chase & Co.,
                                     Morgan Guaranty Trust Company    the Chase Manhattan Bank and
                                     of New York                      Morgan Guaranty Trust Company
                                     270 Park Avenue                  of New York
                                     New York, NY  10017

J. F. Welch, Jr.                     General Electric Company         Chairman of the Board and Chief
                                     3135 Easton Turnpike             Executive Officer, General
                                     Fairfield, CT  06431             Electric Company

NAME                                 PRESENT BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION

R. C. Wright                         National Broadcasting Company,   Vice Chairman of the Board and
                                     Inc.                             Executive Officer, General
                                     30 Rockefeller Plaza             Electric Company; President and
                                     New York, New York  10112        Chief Executive Officer,
                                                                      National Broadcasting Company,
                                                                      Inc.

                                               CITIZENSHIP

                                     P. Fresco                        Italy
                                     C. X. Gonzalez                   Mexico
                                     Andrea Jung                      Canada
                                     All Others                       U.S.A.


EXECUTIVE OFFICERS

J. F. Welch, Jr.                     General Electric Company         Chairman of the Board and Chief
                                     3135 Easton Turnpike             Executive Officer
                                     Fairfield, CT  06431

J. R. Immelt                         General Electric Company         President
                                     3135 Easton Turnpike             General Electric Company
                                     Fairfield, CT  06431

P. D. Ameen                          General Electric Company         Vice President and Comptroller
                                     3135 Easton Turnpike
                                     Fairfield, CT  06431

J. R. Bunt                           General Electric Company         Vice President and Treasurer
                                     3135 Easton Turnpike
                                     Fairfield, CT  06431

D. C. Calhoun                        General Electric Company         Senior Vice President - GE
                                     1 Neumann Way                    Aircraft Engines
                                     Cincinnati, OH  05215

NAME                                 PRESENT BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION

J. P. Campbell                       General Electric Company         Vice President - GE Appliances
                                     Appliance Park
                                     Louisville, KY  40225

W. J. Conaty                         General Electric Company         Senior Vice President - Human
                                     3135 Easton Turnpike             Resources
                                     Fairfield, CT 06431

D. D. Dammerman                      General Electric Company         Vice Chairman of the Board and
                                     3135 Easton Turnpike             Executive Officer, General
                                     Fairfield, CT  06431             Electric Company; Chairman,
                                                                      General Electric Capital
                                                                      Services, Inc.

Scott C. Donnelly                    General Electric Company         Senior Vice President -
                                     P. O. Box 8                      Corporate Research and
                                     Schenectady, NY 12301            Development

Matthew J. Espe                      General Electric Company         Senior Vice President -
                                     Nela Park                        GE Lighting
                                     Cleveland, OH  44112

Y. Fujimori                          General Electric Company         Senior Vice President - GE
                                     1 Plastics Avenue                Plastics
                                     Pittsfield, MA 01201

B. W. Heineman, Jr.                  General Electric Company         Senior Vice President, General
                                     3135 Easton Turnpike             Counsel and Secretary
                                     Fairfield, CT  06431

J. M. Hogan                          General Electric Company         Senior Vice President -
                                     P. O. Box 414                    GE Medical Systems
                                     Milwaukee, WI  53201

J. Krenicki, Jr.                     General Electric Company         Vice President -
                                     2901 East Lake Road              GE Transportation Systems
                                     Erie, PA  16531

NAME                                 PRESENT BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION

R. W. Nelson                         General Electric Company         Vice President - Corporate
                                     3135 Easton Turnpike             Financial Planning and Analysis
                                     Fairfield, CT  06431

G. M. Reiner                         General Electric Company         Senior Vice President and Chief
                                     3135 Easton Turnpike             Information Officer
                                     Fairfield, CT  06431

J. G. Rice                           General Electric Company         Senior Vice President -
                                     1 River Road                     GE Power Systems
                                     Schenectady, NY  12345

G. L. Rogers                         General Electric Company         Vice Chairman of the Board and
                                     3135 Easton Turnpike             Executive Officer
                                     Fairfield, CT  06431

K. S. Sherin                         General Electric Company         Senior Vice President - Finance
                                     3135 Easton Turnpike             and Chief Financial Officer
                                     Fairfield, CT  06431

L. G. Trotter                        General Electric Company         Senior Vice President -
                                     41 Woodford Avenue               GE Industrial Systems
                                     Plainville, CT  06062

W. A. Woodburn                       General Electric Company         Senior Vice President - GE
                                     41 Woodford Avenue               Specialty Chemicals
                                     Plainville, CT  06062

R. C. Wright                         National Broadcasting Company,   Vice Chairman of the Board and
                                     Inc.                             Executive Officer, General
                                     30 Rockefeller Plaza             Electric Company; President and
                                     New York, New York  10112        Chief Executive Officer,
                                                                      National Broadcasting Company,
                                                                      Inc.

                                      CITIZENSHIP OF ALL EXECUTIVE
                                                OFFICERS

                                                 U.S.A.

                           SCHEDULE E TO SCHEDULE 13D



None.